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                       TELEMIG CELULAR PARTICIPACOES S.A.
                CNPJ/MF 02.558.188/0001-65 - NIRE 533 0000 577 0
                              Publicly-held Company

                             NOTICE TO SHAREHOLDERS
                                Capital Increase

Telemig Celular Participacoes S.A. ("Telemig Celular Participacoes" or "Company") informs that the Special Shareholders Meeting of the Company held on April 14, 2004 approved the increase of the Capital Stock in the amount of R$22,880,724.99 (twenty two million, eight hundred and eighty thousand, seven hundred and twenty four reais and ninety nine cents) by the addition of part of the credit held by the controlling shareholder Telpart Participacoes S.A. with the Company, as Special Premium Reserve, which amount corresponds, pursuant to CVM Instruction No. 319/99, as amended by CVM Instruction No. 349/2001, to the effective tax benefit ascertained by the Company by virtue of amortization of the deferred assets in the financial year ended on December 31, 2003.

As provided for in said CVM Instruction, in article 171 of Law No. 6.404/76, as well as in the Merger Protocol of the company "27 de Agosto Participacoes S.A.", the shares issued by virtue of the capitalization shall be transferred to the controlling shareholder Telpart Participacoes S.A., and the other shareholders may exercise their right of first refusal in the subscription of such shares. The shareholders exercising the right of first refusal shall pay directly to Telpart Participacoes S.A. the amounts concerning the exercise of such right of first refusal.

The capital increase maintains the same proportion as the number of shares of all existing types and classes, and each shareholder shall exercise the right of first refusal in proportion and identical to the shares it holds.

Further clarification as to the capital increase is provided below:

1 - AMOUNT OF THE CAPITAL INCREASE:

R$22,880,724.99 (twenty two million, eight hundred and eighty thousand, seven hundred and twenty four reais and ninety nine cents).

2 - NUMBER AND TYPE OF SHARES TO BE ISSUED:

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         NUMBER OF SHARES                            TYPES OF SHARES
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1,234,832,299 (one billion two hundred         Registered common shares with no
and thirty four million eight hundred          par value
and thirty two thousand two hundred and
ninety nine)
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2,085,340,884 (two billion eighty five         Registered preferred shares with
million three hundred and forty thousand       no par value
eight hundred and eighty four)
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3 - ISSUANCE AND SUBSCRIPTION PRICE:

R$ 8.772724 per 1,000 common shares;
R$ 5.777416 per 1,000 preferred shares.

4 - JUSTIFICATION FOR THE ISSUANCE PRICE:

As approved in the Special Shareholders Meeting that resolved the capital increase, the ascertainment of the issuance price of the shares was made based on the average of the last sixty daily closing prices of the trading sessions of the Sao Paulo Stock Exchange, weighted by the respective volumes traded.

The issuance price shall be maintained flat during the period reserved for the exercise of the right of first refusal.

5 - TERM FOR EXERCISING THE RIGHT OF FIRST REFUSAL:

The term for the exercise of the right of first refusal by shareholders is thirty (30) days, as shown below:

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         START: April 20, 2004                     END: May 19, 2004
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6 - PROPORTION OF THE RIGHT:

In order to determine the amount of shares to be subscribed, the shareholder shall multiply the amount of shares held on April 14, 2004 by the following factor:


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  TYPE OF SHARES HELD         FACTOR PER SHARE        TYPE TO BE SUBSCRIBED
--------------------------------------------------------------------------------
        Common                   0.009575067                 Common
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       Preferred                 0.009575067                Preferred
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7 - FORM OF PAYMENT:

At sight, upon subscription.

8 - QUALIFICATION FOR SUBSCRIPTION:

8.1 - The shareholders that have acquired their shares on April 14, 2004 shall be entitled to subscription. The shares acquired as from April 15, 2004 shall be a former preemptive right of subscription for the assignee.

8.2 - The shareholders who wish to negotiate their preemptive rights for subscription, during the term of exercise of the right of first refusal, shall request an instrument of assignment of rights, which shall be issued by the depositary Institution of the book-entry shares, Banco ABN AMRO Real S.A., or by the Custodian Entity.

8.3. - The Custodian Entities may issue only a single assignment of registered right for each subscriber.

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8.4 - The Custodian Entities may subscribe on their own behalf, as trustee owners, up to the amount corresponding to the shares held in custody.

8.5 - Upon issuance of an assignment of rights and, in case of a new disposal, a statement shall be required on the back of the assignment of right, with notarial certification of the signature.

8.6 - In no event may a copy of such assignment of right be accepted.

9 - DIVIDENDS:

The shares arising out of this subscription shall not be entitled to the payment of dividends regarding the financial year ended on December 31, 2003 and shall be entitled to full dividends concerning the financial year ended on December 31, 2004.

10 - REMAINING RIGHTS:

There shall be no remaining subscription rights.

11 - GENERAL INSTRUCTIONS:

The shareholders shall be present, within the term established for the exercise of the right of first refusal, at one of the branches of Banco ABN AMRO Real S.A. in order to request the Share Subscription Bulletin, specifying the amount of shares to be purchased.

12 - DOCUMENTS FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Individuals: Certified copies of the Identity Card and the Card showing entry in Individual Taxpayers Register of the Ministry of Finance (CPF) and evidence of current home address.

12.2 - Legal Entities: Certified copies of the National Register of Legal Entities (CNPJ) card, Articles of Association or By-laws, as well as the minutes electing the acting executive board, together with certified copies of the Identity Card and evidence of current address and Card showing entry in Individual Taxpayers Register of the Ministry of Finance (CPF) of the legal representative.

12.3 - In the event of representation by proxy, the submittal of the respective instrument, in addition to the documents mentioned in the items above regarding principal, shall be required.

13 - CALL PLACE

Branches of Banco ABN AMRO Real S.A.


                            Brasilia, April 16, 2004

                                  Joao Cox Neto
             Chief Financial Officer and Head of Investor Relations